September 4, 2020



Via Email

Peter X. Huang
Skadden, Arps, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jianguomenwai Avenue
Chaoyang District
Beijing 100004
People   s Republic of China


       Re:     Bitauto Holdings Limited
               Schedule 13E-3/A filed September 3, 2020
               Response letter dated September 3, 2020
               Filed by Yiche Holding Limited, et al.
               File No. 5-85981


Dear Mr. Huang:

       The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above and the accompanying response letter dated September 3, 2020. We have the following additional comments:

Schedule 13E-3/A filed September 3, 2020

   1. Refer to comment 2 in our comment letter dated August 13, 2020 and your response.
      Please include the information you provided in your response (without the existing qualifier) in your revised disclosure document.

   2. Refer to comment 3 in our prior comment letter and your response. Please include the information you provided in your response in the revised disclosure document.
 Peter X. Huang, Esq.
Skadden, Arps, Meagher & Flom LLP
September 4, 2020
Page 2


       We remind you that the filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at 202-551-3263 with any questions.


                                                          Sincerely,

                                                          /s/ Christina Chalk

                                                          Christina Chalk
                                                          Senior Special
Counsel
                                                          Office of Mergers &
Acquisitions




cc:    Richard V. Smith, Esq.
       Orrick, Harrington & Sutcliffe LLP
       (via email)